SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration

under Section 12(g) of the Securities Exchange Act of 1934

or Suspension of Duty to File Reports Under Sections 13

and 15(d) of the Securities Exchange Act of 1934

Commission File No. 000-30436

SCIQUEST, INC.

(Exact name of Registrant as specified in its Charter)

5151 McCrimmon Parkway, Suite 216

Morrisville, North Carolina 27560

(919) 659-2100

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of each class of securities covered by this Form)

NONE

(Title of all other classes of securities for which a duty

to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☒

Approximate number of holders of record as of the certification or notice date: One

Pursuant to the requirements of the Securities Exchange Act of 1934, SciQuest, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SCIQUEST, INC.

Date: July 28, 2004	/s/ Stephen Wiehe
Stephen Wiehe, President and Chief Executive Officer